FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of August, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: August 17, 2006



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            17 August 2006, Holding(s) in Company

Exhibit 99



                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
UNILEVER PLC

2. Name of shareholder having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Registered Holders/Account Designation - Holding

Bank of Ireland/426360 - 14,891

Bank of New York - 87,237

Barclays Capital Nominees Limited - 1,901,412

Barclays Capital Nominees Limited - 823,643

Barclays Capital Nominees Limited - 176,231

Barclays Capital Securities Ltd - 97,144

Barclays Capital Securities Ltd - 106,984

Barclays Global Investors Canada - 86,560

Barclays Trust Co & Others - 55,885

Barclays Trust Co DMC69 - 19,606

Barclays Trust Co R69 - 341,134

BNP PARIBAS - 93,881

CHASE NOMINEES LTD/16376 - 639,023

CHASE NOMINEES LTD/20947 - 5,239,262

CHASE NOMINEES LTD/28270 - 94,862

CHASE NOMINEES LTD/28270 - 424,858

CIBC MELLON GLOBAL SECURITIES - 72,782

Clydesdale Nominees HGB0125/32419001 - 529

Clydesdale Nominees HGB0125/63919101 - 1,366

Clydesdale Nominees HGB0125/63921301 - 948

Clydesdale Nominees HGB0125/68640801 - 3,150

Clydesdale Nominees HGB0125/69296301 - 1,796

Clydesdale Nominees HGB0125/69720501 - 2,009

Clydesdale Nominees HGB0125/69721301 - 2,009

Clydesdale Nominees HGB0125/69771001 - 14,850

Clydesdale Nominees HGB0125/69772801 - 14,850

Clydesdale Nominees HGB0125/120131501 - 4,309

Clydesdale Nominees HGB0125/120143901 - 16,071

Gerrard Nominees Limited/605704 - 405

Gerrard Nominees Limited/607486 - 270

Gerrard Nominees Limited/615411 - 450

Gerrard Nominees Limited/617906 - 450

Gerrard Nominees Limited/621942 - 281

Gerrard Nominees Limited/622124 - 832

Gerrard Nominees Limited/627680 - 155

Gerrard Nominees Limited/630871 - 225

Gerrard Nominees Limited/631118 - 2,135

Gerrard Nominees Limited/637739 - 281

Gerrard Nominees Limited/640824 - 3,150

Gerrard Nominees Limited/642367 - 1,530

Gerrard Nominees Limited/642686 - 432

Gerrard Nominees Limited/643975 - 900

Gerrard Nominees Limited/650668 - 855

Gerrard Nominees Limited/653035 - 855

Gerrard Nominees Limited/654151 - 675

Gerrard Nominees Limited/658729 - 315

Gerrard Nominees Limited/659645 - 602

Gerrard Nominees Limited/659792 - 292

Gerrard Nominees Limited/660430 - 468

Gerrard Nominees Limited/660968 - 1,773

Gerrard Nominees Limited/770101 - 1,912

Greig Middleton Nominees Limited (GM1) - 526,672

Greig Middleton Nominees Ltd (GM3)/126066DA - 742

Greig Middleton Nominees Ltd (GM3)/523475DN - 45,000

Investors Bank and Trust Co. - 34,805

Investors Bank and Trust Co. - 124,228

Investors Bank and Trust Co. - 12,465

Investors Bank and Trust Co. - 520,474

Investors Bank and Trust Co. - 1,535,005

Investors Bank and Trust Co. - 3,607,732

Investors Bank and Trust Co. - 11,100

Investors Bank and Trust Co. - 11,699

Investors Bank and Trust Co. - 6,318,472

Investors Bank and Trust Co. - 666,814

Investors Bank and Trust Co. - 73,868

Investors Bank and Trust Co. - 210,009

Investors Bank and Trust Co. - 1,242,277

Investors Bank and Trust Co. - 327,216

Investors Bank and Trust Co. - 59,272

Investors Bank and Trust Co. - 8,781

Investors Bank and Trust Co. - 9,769

Investors Bank and Trust Co. - 19,433

Investors Bank and Trust Co. - 114,110

Investors Bank and Trust Co. - 3,091,876

Investors Bank and Trust Co. - 381,843

JP Morgan (BGI Custody)/16331 - 305,012

JP Morgan (BGI Custody)/16338 - 78,464

JP Morgan (BGI Custody)/16341 - 218,886

JP Morgan (BGI Custody)/16341 - 711,560

JP Morgan (BGI Custody)/16342 - 166,508

JP Morgan (BGI Custody)/16344 - 52,409

JP Morgan (BGI Custody)/16345 - 122,128

JP Morgan (BGI Custody)/16400 - 10,212,434

JP Morgan (BGI Custody)/17011 - 22,571

JP Morgan (BGI Custody)/18408 - 55,608

JPMorgan Chase Bank - 9,507

JPMorgan Chase Bank - 166,606

JPMorgan Chase Bank - 132,481

JPMorgan Chase Bank - 671,068

JPMorgan Chase Bank - 178,903

JPMorgan Chase Bank - 121,007

JPMorgan Chase Bank - 5,264

JPMorgan Chase Bank - 7,510

JPMorgan Chase Bank - 560,115

JPMorgan Chase Bank - 12,267

JPMorgan Chase Bank - 9,803

JPMorgan Chase Bank - 33,588

JPMorgan Chase Bank - 11,424

JPMorgan Chase Bank - 2,418

JPMorgan Chase Bank - 62,705

JPMorgan Chase Bank - 108,586

JPMorgan Chase Bank - 12,820

JPMorgan Chase Bank - 75,392

JPMorgan Chase Bank - 106,948

JPMorgan Chase Bank - 78,091

JPMorgan Chase Bank - 39,939

JPMorgan Chase Bank - 40,232

JPMorgan Chase Bank - 7,668

Master Trust Bank - 9,503

Mellon Trust - US CUSTODIAN - 49,280

Mellon Trust - US CUSTODIAN - 162,497

MELLON TRUST OF NEW ENGLAND - 97,879

Mitsubishi Trust International - 6,430

Mitsui Asset - 20,585

Northern Trust Bank - BGI SEPA - 52,466

Northern Trust Bank - BGI SEPA - 205,750

Northern Trust Bank - BGI SEPA - 246,351

R C Greig Nominees Limited - 3,234,852

R C Greig Nominees Limited a/c AK1 - 1,250,854

R C Greig Nominees Limited a/c BL1 - 189,168

R C Greig Nominees Limited a/c CM1 - 67,606

R C Greig Nominees Limited GP1 - 285,865

R C Greig Nominees Limited SA1 - 111,707

Reflex Nominees Limited - 1,552

Reflex Nominees Limited - 551

State Street Bank & Trust - WI - 222,434

State Street Bank and Trust Co - 23,760

State Street Boston - 177,323

State Street Boston - 635,732

State Street Trust of Canada - 167,127

The Northern Trust Company - U - 117,943

Trust & Custody Services Bank - 732

Trust & Custody Services Bank - 12,413

Zeban Nominees Limited - 143,865

Total - 51,204,334

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES OF 3 1/9P EACH

10. Date of transaction
10 August 2006

11. Date company informed
16 August 2006

12. Total holding following this notification
51,204,334

13. Total percentage holding of issued class following this notification
3.91%

14. Any additional information




15. Name of contact and telephone number for queries
JULIAN THURSTON 020 7822 6707

16. Name and signature of authorised company official responsible for making this notification
ALISON DILLON, DEPUTY SECRETARY

Date of notification
17 August 2006